

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

20 November 2001

BY EXPRESS MAIL

Securities and Exchange Com
Office of Interna
450 Fifth Street,
Washington, D.C.
U.S.A.


02002695



Dear Sirs

**Roly International Holdings Ltd.**
- **Miscellaneous Announcement - formation of subsidiaries and dissolution of a subsidiary**

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 19 November 2001.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.



Brenda Cheung
Company Secretary



Encl.





ROLY INTERNATIONAL HOLDINGS LTD

# Miscellaneous Announcement - formation of subsidiaries and dissolution of a subsidiary

The directors of Roly International Holdings Ltd. ("Roly") wish to announce that:

1. Incorporation of subsidiaries

The following companies have been incorporated:

1.1 Trend Xpress Limited

| | |
|---|---|
| Place of incorporation: | Hong Kong |
| Authorised share capital: | HK$10,000 |
| Paid-up capital: | HK$2 |
| Effective interest held by Roly: | 100% |
| Immediate holding company: | Vigor International Holdings Limited |
| Principal activities: | Provision of market trend consultancy services |

1.2 Merchandise Creative, Inc.

| | |
|---|---|
| Place of incorporation: | British Virgin Islands |
| Authorised share capital: | US$50,000 |
| Paid-up capital: | US$1 |
| Effective interest held by Roly: | 100% |
| Immediate holding company: | Linmark Westman Investments Limited |
| Principal activities: | Buying agency |

1.3 广州艳薇服饰有限公司 *Guang Zhou Envy Fashion Limited (*for identification purpose only)

| | |
|---|---|
| Place of incorporation: | The PRC |
| Registered capital: | RMB500,000 |
| Paid-up capital: | RMB500,000 |
| Effective interest held by Roly: | 73% |
| Immediate holding company: | Guangzhou Vigor Co., Ltd., a 73%-owned subsidiary of Roly |
| Principal activities: | Distribution of apparel and accessories |

2. Dissolution of a subsidiary

The following company has been struck off the register of companies and dissolved in its place of incorporation:

| | |
|---|---|
| Name of company: | International Home Center Pte Ltd |
| Place of incorporation: | Singapore |
| Issued share capital: | S$2 |
| Effective interest held by Roly: | 100% |
| Reason for application for striking off: | Cessation of business |

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 19/11/2001 to the SGX